SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We received certification from Argentine aeronautical authority

The company’s MRO unit will be able to conduct maintenance services on A318, A319 and A320 aircraft registered in Argentina as well as their components

São Paulo, March 5, 2010 — Our Technological Center, a Maintenance, Repair and Overhaul (MRO) facility, has been certified by the Argentine National Civil Aviation Administration (ANAC) for the rendering of maintenance services on Airbus A318, A319 and A320 aircraft registered in that country, along with their components. With this new authorization, the company is strengthening its strategy of consolidating the MRO unit as an effective third-party service supplier.

We are already certified by the aeronautical authorities of the United States (Federal Aviation Administration - FAA), Europe (European Aviation Safety Agency - EASA), Brazil (National Civil Aviation Agency - ANAC) and a number of countries in South America to carry out large scheduled maintenance operations (C and D Checks) on Airbus A318/319/A320/A321/A330 and Boeing 767, both its own fleet as well as those belonging to clients, besides Fokker-100 aircraft.

It also has DIRMAB certification to conduct the checks on presidential aircraft, the Airbus ACJ (Airbus Corporate Jetliner). Moreover, it has approval for revision of more than 3,000 aeronautical components.

Since January 2007, we have been certified by the IATA Operational Safety Audit (IOSA), the most complete and accepted international seal of approval for operating safety. At the beginning of this year, TAM Linhas Aéreas and TAM Airlines (based in Asuncion, Paraguay) obtained IOSA renewal through January 2012.

About the TAM Technological Center. Established in the city of São Carlos in the interior of the State of São Paulo, our Technological Center occupies its own area of 4.6 million square meters. In addition to maintenance hangars, the complex houses workshops for maintenance in aeronautical components, with equipment ranging from navigational computers to complete landing gears.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM (www.tam.com.br):
We have been the leader in the Brazilian domestic market for more than four years, and held a 42.9% domestic market share and 81.5% international market share in January 2010. We operate regular flights to 42 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.